Delisting Determination,The Nasdaq Stock Market, LLC,
June 23, 2009, Pharmos Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Pharmos Corporation
(the Company), effective at the opening of the trading session on July 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5450(a)(2) (the bid price rule). (The bid price rule was enumerated as 4310(c)(4) at the time of the determination.)
The Company was notified of the Staffs determination on September 23, 2008. THe Company requested a review of this determination before the Listing Qualifications
Hearings Panel. The hearing did not take place, due to the suspension of enforcement of the bid price rule.
On March 4, 2009, staff notified the
Company that it was subject to delisting for an additional deficiency pursuant to Listing Rule 5550(b)(1), and that if it did not request a review by March 11, 2009, it would be delisted. The Company did not request a review of the Staffs determination before the Listing
Qualifications Hearings Pane and
trading in the Companys securities was suspended on March 13, 2009. The Staffs Determination to delist the Company was final on that date.